Exhibit 99.3

ROGERS COMMUNICATIONS INC.

as Issuer

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as Indenture Trustee

SECOND SUPPLEMENTAL INDENTURE

Dated as of April 3, 2023

Amending the Amended and Restated Trust Indenture dated as of November 5, 2010 between Shaw Communications Inc., as Issuer, and Computershare Trust Company of Canada, as Indenture Trustee

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Incorporation of Indenture; Governing Law	2
1.2	Meaning of “Issuer”	2
1.3	Definitions	2
1.4	Conflict Between Series Supplement and Indenture	3
1.5	Indenture Remains in Full Force and Effect	3
1.6	Amendments; Interpretation Provisions in Indenture	3
1.7	Effect of Headings	3
1.8	Benefits of the Supplemental Indenture; No Adverse Interpretation	4
1.9	Responsibility of Indenture Trustee	4

ARTICLE 2 ASSUMPTION BY SUCCESSOR ISSUER		4

2.1	Assumption by RCI	4

ARTICLE 3 AMENDMENTS TO INDENTURE		4

3.1	Amendments to Section 1.1	4
3.2	Amendment to Section 5.1(e)	5
3.3	Amendment to Section 5.2(a)	5
3.4	Amendments to Section 5.2(e)	6
3.5	Amendments to Article Eight	6
3.6	Amendments to Section 9.1	7
3.7	Amendments to Section 9.2	7
3.8	Amendments to Section 9.3	8
3.9	Amendments to Article Eleven	8

ARTICLE 4 MODIFICATION OF EXISTING NOTES		8

4.1	Replacement of Existing Notes	8
4.2	Form of Replacement Notes	9

ARTICLE 5 MISCELLANEOUS PROVISIONS		9

5.1	Confirmation of Indenture	9
5.2	Acceptance of Trusts	9
5.3	Separability Clause	9
5.4	Counterparts and Formal Date	9
5.5	Electronic Execution	9

THIS IS THE SECOND SUPPLEMENTAL INDENTURE DATED AS OF APRIL 3, 2023 BETWEEN:
ROGERS COMMUNICATIONS INC., a corporation organized under the laws of the Province of British Columbia (“RCI”), in its capacity as Issuer

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, in its capacity as Indenture Trustee

WHEREAS Shaw Communications Inc. (“SCI”) and the Indenture Trustee entered into an amended and restated trust indenture dated as of November 5, 2010 (the “Indenture”);

AND WHEREAS, on April 3, 2023, Rogers Communications Inc. acquired all of the issued and outstanding ownership interests of SCI (the “Shaw Acquisition”);

AND WHEREAS following the Shaw Acquisition, SCI amalgamated with 1390818 B.C. Ltd. and the continuing corporation resulting from such amalgamation (such continuing corporation, “New SCI”) entered into the First Supplemental Indenture with the Indenture Trustee pursuant to which New SCI expressly assumed the Issuer Obligations (as defined below) and, as a result of such amalgamation, became the “Issuer” under the Indenture;

AND WHEREAS New SCI amalgamated with Rogers Communications Inc. (the “Amalgamation”), and the continuing corporation resulting from such amalgamation is RCI;

AND WHEREAS Rogers Communications Canada Inc. (as a Subsidiary of RCI) entered into a Deed of Guarantee dated as of the date hereof and effective as of the Effective Time (as defined below), by which it guarantees the due payment and performance to the Indenture Trustee, for and on behalf of the Holders and the Indenture Trustee, forthwith after demand, of all the Guaranteed Obligations (as defined therein) until such Deed of Guarantee is released and/or terminated in accordance with its terms;

AND WHEREAS pursuant to Section 11.2 of the Indenture, RCI succeeded to, and was substituted for, New SCI as the Issuer under the Indenture at the time at which the Amalgamation took effect under the applicable provisions of the Business Corporation Act (British Columbia) (the “Effective Time”);

AND WHEREAS Section 11.1(a)(i)(B) of the Indenture requires that RCI, as the successor Person to New SCI formed by the Amalgamation, expressly assume, by an indenture supplemental to the Indenture, the Issuer’s obligations for the due and punctual payment of principal of (premium, if any) and interest on all Debt Securities and the performance and observance of every covenant and agreement of the Indenture on the part of the Issuer to be performed (such payment obligations, covenants and agreements of the Issuer, collectively, the “Issuer Obligations”), and this Second Supplemental Indenture is entered into in part for such purpose;

AND WHEREAS Section 12.2(1) of the Indenture provides that, without the consent of any Holder, the Issuer and the Indenture Trustee may make, execute, and deliver indentures supplemental to the Indenture for the purpose of, among other things, (1) evidencing the succession, or successive successions, of any successor to the Issuer and (2) make any changes or corrections in the Indenture which Counsel to the Issuer have advised are non-substantive corrections or changes or are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or any clerical omission or mistake or manifest error contained in the Indenture or in any indenture supplemental thereto;

AND WHEREAS RCI or New SCI, as applicable, have complied with all the conditions precedent provided for in the Indenture relating to this Second Supplemental Indenture;

NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Incorporation of Indenture; Governing Law

This Second Supplemental Indenture is an Indenture Amendment within the meaning of Section 12.2(1) of the Indenture. Upon the execution and delivery of this Second Supplemental Indenture by RCI and the Indenture Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this Second Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture for all purposes. The Indenture, as supplemented and amended by this Second Supplemental Indenture, shall be read, taken and construed as one and the same instrument and the Indenture and this Second Supplemental Indenture shall have effect, so far as practicable, as if all the provisions of the Indenture and this Second Supplemental Indenture were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in such Province. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1.2	Meaning of “Issuer”

At and after the Effective Time, all references to the “Issuer” in the Indenture shall be deemed to be references to RCI unless and until there is a successor to RCI that is a Successor Issuer, at which time references to the “Issuer” shall be to such Successor Issuer or its successors from time to time pursuant to the applicable provisions of the Indenture.

1.3	Definitions

(1)
All capitalized terms defined in the Indenture and used but not defined in this Second Supplemental Indenture shall have the meanings specified in the Indenture, except to the extent such terms are expressly amended hereby. The following terms have the meanings specified below for all purposes of this Second Supplemental Indenture:

“Effective Time” has the meaning set forth in the recitals of this Second Supplemental Indenture.

“Electronic Means” means the following communications methods: e-mail, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Indenture Trustee, or another method or system specified by the Indenture Trustee as available for use in connection with its services hereunder.

“Issuer Obligations” has the meaning set forth in the recitals of this Second Supplemental Indenture.

“SEDAR” means the System for Electronic Document Analysis and Retrieval or any successor computer system maintained by the Canadian securities administrators for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format.

1.4	Conflict Between Series Supplement and Indenture

If any term or provision contained in this Second Supplemental Indenture shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Second Supplemental Indenture shall govern.

1.5	Indenture Remains in Full Force and Effect

Except as supplemented or amended hereby, all other provisions in the Indenture, to the extent not inconsistent with the terms and provisions of this Second Supplemental Indenture, shall remain in full force and effect.

1.6	Amendments; Interpretation Provisions in Indenture

(1)
For purposes of the amendments in Article 3, text in bold font that is underlined is to be added to the existing text in the applicable provision of the Indenture and text in red font that is struck out is to be deleted from to the existing text in the applicable provision of the Indenture.

(2)
This Second Supplemental Indenture shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of the Indenture as amended or supplemented by this Second Supplemental Indenture.

1.7	Effect of Headings

The headings in this Second Supplemental Indenture are for convenience only and shall not affect the construction or interpretation of this Second Supplemental Indenture. Unless otherwise expressly specified, references in this Second Supplemental Indenture to specific Article numbers or Section numbers refer to Articles and Sections contained in this Second Supplemental Indenture, and not the Indenture or any other document.

1.8	Benefits of the Supplemental Indenture; No Adverse Interpretation

Nothing in this Second Supplemental Indenture or in the Notes, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Registrar, and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Second Supplemental Indenture or in respect of the Notes.

This Second Supplemental Indenture and the Indenture may not be used to interpret any other indenture, loan or debt agreement of RCI, any Guarantor or their respective Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Second Supplemental Indenture or the Indenture.

1.9	Responsibility of Indenture Trustee

The recitals contained herein shall be taken as statements of RCI, and the Indenture Trustee assumes no responsibility for the correctness of such recitals. The Indenture Trustee makes no representation as to the validity or sufficiency of this Second Supplemental Indenture.

ARTICLE 2
ASSUMPTION BY SUCCESSOR ISSUER

2.1	Assumption by RCI

RCI, being the continuing Person resulting from the Amalgamation, hereby confirms that, as of the Effective Time, it continued to be liable for all of the Issuer Obligations and, without novation, hereby expressly assumes the Issuer Obligations.

ARTICLE 3
AMENDMENTS TO INDENTURE

3.1	Amendments to Section 1.1

(1)
The definition of “Consolidated Net Tangible Assets” in Section 1.1 of the Indenture is hereby amended to clarify that references to “Consolidated Net Tangible Assets” are always with respect to the Issuer (not any other Person) by replacing references to “Person” with “the Issuer” as follows (stricken text indicates language that is eliminated from the Indenture and underlined text in bold indicates language that is added to the Indenture):

“Consolidated Net Tangible Assets” means the total amount of assets of ~~any Person~~ the Issuer on a consolidated basis, after deducting therefrom (i) all current liabilities (excluding any Debt classified as a current liability), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discounts and financing costs and all other like intangible assets (excluding any broadcast or spectrum licenses or permits in respect of Cable Television Systems, direct-to-home services, satellite services, telephony services or wireless telephony services) and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of ~~such Person~~ the Issuer, all as set forth in the most recent consolidated balance sheet of ~~such Person~~ the Issuer prepared in accordance with Canadian GAAP (but, in any event, as of a date within 150 days of the date of determination).

(2)	Clause (ii) of the definition of “Responsible Officer” in Section 1.1 of the Indenture is hereby amended and restated in its entirety as follows:

(ii) the Issuer, any individual who holds one or more of the following offices of the Company: Chair of the Board of Directors, Vice-Chair, Chief Executive Officer, President, Chief Financial Officer, any Executive Vice-President, any Senior Vice-President, any Vice-President, Treasurer, Chief Legal Officer, Secretary or General Counsel (including, for greater certainty, any individual who holds such offices of the Company on an interim basis), and any officer of the Issuer customarily performing functions similar to any such office with the Issuer.

3.2	Amendment to Section 5.1(e)

Section 5.1(e) of the Indenture is hereby amended by adding the following at the end:

“The Issuer shall be deemed to have delivered financial statements in compliance with its obligations under this Section 5.1(e), and need not otherwise deliver such financial statements to the Indenture Trustee, if such financial statements are made publicly available on SEDAR within the prescribed time. Notwithstanding the foregoing, it shall not be the responsibility of the Indenture Trustee to monitor postings of the Issuer on SEDAR, it being understood that, due to the public availability of the information contained on SEDAR, any Person, including without limitation any Holder, may obtain the aforementioned financial statements directly from SEDAR.”

3.3	Amendment to Section 5.2(a)

Section 5.2(a) of the Indenture is hereby amended by adding the following underlined text in bold font:

“(a)          Limitation on Liens

The Issuer will not, and will not permit any Subsidiary of the Issuer to, create, incur or assume any Lien on properties or assets of the Issuer or a Subsidiary of the Issuer, as applicable, securing any indebtedness for borrowed money or interest thereon of the Issuer or such Subsidiary (or any liability of the Issuer or such Subsidiary under any guarantee or endorsement or other instrument under which the Issuer or such Subsidiary is contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Subsidiary to secure, indebtedness under the Indenture so that each such Series is secured equally and rateably with or prior to such other indebtedness or liability for so long as such other indebtedness or liability remains secured.”

3.4	Amendments to Section 5.2(e)

Section 5.2(e) of the Indenture is hereby removed in its entirety.

3.5	Amendments to Article Eight

Article Eight of the Indenture is amended by adding in its entirety the following new Section 8.17:

“8.17          Electronic Means.

The Indenture Trustee agrees to accept and act upon instructions of the Issuer, including funds transfer instructions (“Instructions”) given pursuant to the Indenture and any Series Supplement, and delivered using Electronic Means; provided, however, that the Issuer and/or any Guarantor, as applicable, shall provide to the Indenture Trustee an incumbency certificate listing officers of the Issuer (or any Guarantor, as applicable) with the authority to provide such Instructions (“Instructing Officers”) and containing specimen signatures of such Instructing Officers, which incumbency certificate shall be amended by the Issuer and/or any Guarantor, as applicable, whenever a person is to be added or deleted from the listing. If the Issuer and/or any Guarantor, as applicable, elects to give the Indenture Trustee Instructions using Electronic Means and the Indenture Trustee in its discretion elects to act upon such Instructions, the Indenture Trustee’s understanding of such Instructions shall be deemed controlling. The Issuer and any Guarantor understand and agree that the Indenture Trustee cannot determine the identity of the actual sender of such Instructions and that the Indenture Trustee shall conclusively presume that directions that purport to have been sent by an Instructing Officer listed on the incumbency certificate provided to the Indenture Trustee have been sent by such Instructing Officer. The Issuer and any Guarantor shall be responsible for ensuring that only Instructing Officers transmit such Instructions to the Indenture Trustee and that the Issuer, any Guarantor and all Instructing Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys. The Indenture Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Indenture Trustee’s reliance upon and compliance with such Instructions provided that such reliance of compliance was reasonable in the circumstances. The Issuer and any Guarantor agree: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Indenture Trustee, including without limitation the risk of the Indenture Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Indenture Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Issuer and/or any Guarantor, as applicable; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Indenture Trustee immediately upon learning of any compromise or unauthorized use of the security procedures. The Issuer and/or any Guarantor and/or the Holders acknowledge and agree that the Indenture Trustee shall have no liability for acting on or in connection with instructions or directions of the Holders provided to the Indenture Trustee by the Holders (or their representative participant with a global depository) using Electronic Means.”

3.6	Amendments to Section 9.1

Section 9.1 of the Indenture is hereby amended and restated in its entirety as follows:

“9.1          Notice to Issuer.

Any notice, document or other communication (a “Notice”) required or permitted to be given to the Issuer under this Indenture or any other Series Specific Document shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or delivered in writing to the Issuer to 333 Bloor Street East, 10th Floor, Toronto, Ontario, Canada, M4W 1G9, Attention: [REDACTED] or by email to [REDACTED], with a copy to the [REDACTED], email [REDACTED], or, in either case, at any other address previously furnished in writing to the Indenture Trustee by the Issuer and such Notice shall be deemed to have been received on the day made, given, furnished or delivered except when sent by electronic transmission (including email), in which case it will be deemed to have been received on the day it was sent, if such electronic transmission was sent on a Business Day during normal business hours of the recipient, or on the next succeeding Business Day, if not sent on a Business Day or during such business hours. The Issuer may from time to time notify the Indenture Trustee of a change in address or electronic transmission address by notice given as provided in Section 9.3.”

3.7	Amendments to Section 9.2

Section 9.2(1) of the Indenture is hereby amended and restated in its entirety as follows:

“9.2          Notice to Holders.

Any Notice required or permitted to be given under the Indenture or any other Series Specific Document to Holders of Bearer Debt Securities of a Series shall be given by means of publication in one Authorized Newspaper in each Place of Payment for such Series at least once, and any Notice so published shall be deemed to have been given on the date when the publication has appeared in each such Authorized Newspaper. Any Notice required or permitted to be given under this Indenture to Holders of Registered Debt Securities (including Registered Global Debt Securities) of a Series may be effectively given if delivered or if sent by (a) electronic communication to such Holder at its electronic address appearing in any of the Registers for such Series or through the CDSX System or such similar system used by a Depositary or (b) by mail (postage prepaid) or courier to such Holder at its address appearing in any of the Registers for such Series or (c) otherwise in accordance with the procedures of the Depositary. Any notice delivered to a Holder in the aforesaid manner shall be conclusively deemed to have been validly delivered, given and received at the time it is sent, whether or not actually received by such Holder. All notices to joint Holders of any Debt Securities of a Series may be given to whichever one of the holders thereof is named first in the Register for such Series, and any notice so given shall be sufficient notice to all Holders of such Debt Security.”

3.8	Amendments to Section 9.3

Section 9.3 of the Indenture is hereby amended and restated in its entirety as follows:

“9.3          Notice to Indenture Trustee.

Any Notice required or permitted to be given to the Indenture Trustee under this Indenture or any other Series Specific Document shall be sufficient for every purpose hereunder if made, given, furnished, delivered or filed in writing to or with a representative of the Indenture Trustee at 800, 324 – 8th Avenue SW, Calgary, Alberta, Canada, T2P 2Z2 Attention: Manager, Corporate Trust or by email to corporatetrust.calgary@comptuershare.com and such Notice shall be deemed to have been received on the day made, given, furnished or delivered except when sent by electronic transmission (including email), in which case it will be deemed to have been received on the day it was sent, if such electronic transmission was sent on a Business Day during normal business hours of the recipient, or on the next succeeding Business Day, if not sent on a Business Day or during such business hours. The Indenture Trustee may from time to time notify the Issuer of a change in address or electronic transmission address by notice given as provided in Section 9.1.”

3.9	Amendments to Article Eleven

(1)	Clause (i) of Section 11.1(a) of the Indenture is hereby amended by adding “(the “Successor Issuer”)” in the third line immediately following “assets” and immediately preceding “(A)”.

(2)	Each reference to “successor Person” in Section 11.2 of the Indenture is hereby replaced with reference to “Successor Issuer”.

ARTICLE 4
MODIFICATION OF EXISTING NOTES

4.1	Replacement of Existing Notes

In connection with the Amalgamation, if the Depositary requires that all or any of the Notes of any Series issued and outstanding on the date hereof (each such Note, an “Existing Note”) be modified to evidence RCI’s assumption of the Issuer Obligations as provided herein or otherwise evidence the succession of RCI to New SCI as the Issuer under the Indenture, including to evidence that a new CUSIP number or ISIN number has been assigned in respect of an Existing Note (any such modifications, the “Amalgamation Related Modifications”), or the Issuer determines it to be necessary, appropriate or desirable to apply any such Amalgamated Related Modifications to an Existing Note (regardless of whether the Depositary requires that such modifications be made), the Issuer may, in its discretion, execute, and upon such execution the Indenture Trustee will certify and deliver, one or more new Notes of the applicable Series each with the Amalgamation Related Modifications applicable thereto and in an aggregate principal amount equal to, and in lieu of and in substitution for, the Existing Note so modified (each such Note, a “Replacement Note”).

4.2	Form of Replacement Notes

Each Replacement Note shall be substantially in the form provided therefor in the Series Supplement governing the Existing Note subject to (a) the Amalgamation Related Modifications, (b) any other modifications as may be reasonably required from time to time by the Depositary and which are not prejudicial to the beneficial holders of the Notes, and (c) such further modifications as may be permitted or required by Section 2.4(1) or Section 2.17 of the Indenture.

ARTICLE 5
MISCELLANEOUS PROVISIONS

5.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Second Supplemental Indenture, is in all respects confirmed.

5.2	Acceptance of Trusts

The Indenture Trustee hereby accepts the trusts in this Second Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

5.3	Separability Clause

In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

5.4	Counterparts and Formal Date

This Second Supplemental Indenture may be executed and delivered in any number of counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Second Supplemental Indenture.

5.5	Electronic Execution

Delivery of an executed signature page to this Series Supplement by any party by electronic transmission, including through DocuSign and similar applications, will be as effective as delivery of a manually executed copy of this Series Supplement by such party.

(The remainder of this page is intentionally left blank; signature page follows.)

IN WITNESS OF WHICH RCI, as the Issuer, and the Indenture Trustee have caused this Second Supplemental Indenture to be duly executed by their duly authorized officers as of the date specified on the first page of this Second Supplemental Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA		ROGERS COMMUNICATIONS INC.

By:	“Angela Fletcher”	By:	[REDACTED]
Name:	Angela Fletcher	Name:	[REDACTED]
Title:	Corporate Trust Officer	Title:	[REDACTED]

By:	“Luci Scholes”	By:	[REDACTED]
Name:	Luci Scholes	Name:	[REDACTED]
Title:	Corporate Trust Officer	Title:	[REDACTED]